

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2011

Via E-mail
James J. Malerba
Corporate Controller and Chief Accounting Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

> **Re: State Street Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Quarter Ended March 31, 2011**
> **Filed May 9, 2011**
> **File No. 001-07511**

Dear Mr. Malerba:

We have reviewed your response dated June 24, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Management's Discussion and Analysis, page 2

Trading Activities, page 34

1. Refer to your response to prior comment five. Please provide proposed disclosure to be included in future filings that discusses the rationale of diversification benefits and how they are calculated, and clarify why the diversification benefit is considered in VaR for trading assets but not in total regulatory VaR.

2. Refer to your response to prior comment six. In future filings, please disclose your ongoing integrity test of your model and the related backtesting exceptions observed,

including the hypothetical trading outcomes that would result if the positions as of the end of the first day were held constant and would only be exposed to changes in market rates between the first day and the next, which you then compare with VaR. Furthermore, explain why the hypothetical trading outcomes yield backtesting exceptions while the VaR measure that captures intraday trading does not yield backtesting exceptions. Please provide us with a copy of your proposed disclosure as part of your response.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Suzanne Hayes, Assistant Director, at (202) 551-3565 with any other questions.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant